Diebold Nixdorf, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.dieboldnixdorf.com

October 26, 2018

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	David Edgar, Staff Accountant Christine Dietz, Assistant Chief Accountant

Re:
Diebold Nixdorf, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
Diebold Nixdorf, Incorporated
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 6, 2018
File No. 001-04879

Ladies and gentlemen:

Diebold Nixdorf, Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 15, 2018 (the “Comment Letter”), with respect to the Company's financial statements and related disclosures contained in its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”) filed on February 28, 2018 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (the “2018 Form 10-Q”) filed on August 6, 2018.

Below are the Company's responses. For the convenience of the Staff, the Company has repeated each of the Staff's comments before the response.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
Note 2. Revenue, page 9

1.
We note your response to comment 1. It appears the IP you are referring to is the software applications that facilitate transactions via automated teller machines (ATMs), point of sale (POS) terminals, etc. as discussed on page 10. If true, please further explain how the integration and customization of such software allows it to interface with your customers existing infrastructure and customer-specific requirements such that you concluded the software and those services are not distinct. Refer to ASC 606-10-25-21. If the IP you are referring to relates to other products, please explain to us what those are. Lastly, tell us the typical term of these integration and customization arrangements and the percentage of revenue recognized from these arrangements for the periods presented.

Response: The integration and customization of the Company's software allows it to interface with our customers' existing infrastructure and customer-specific requirements such that the Company concluded the software and integration and customization are not distinct. The Company's software is generally customized significantly to the contract specifications and not a standard out of the box software solution.

The Company’s platform software facilitates omnichannel transactions, endpoint monitoring, remote asset management, marketing, merchandise management and analytics. The system integration and customization relate to new functionality that allows the software solution to interface with the customer's existing infrastructure and meet customer-specific requirements, such as a bank's security system or a retailer's enterprise resource planning (ERP) system. The professional services team provides systems integration and customization services for the customer's front end applications related to consumer connection points and back end platforms that manage channel transactions, operations and integration, facilitating millions of transactions via ATMs, POS terminals, kiosks and a host of other self-service devices.

The Company assessed the separately identifiable principle by evaluating whether the contract is to deliver (1) multiple promised goods or services or (2) a combined item that is comprised of the individual goods or service promised in the contract.

The Company's services enable the ATM or POS to integrate with the customer's other systems, such as the ERP, security or omnichannel system, among others. As these systems are unique to each customer there is no standard out of the box software solution.

Accordingly, the Company assessed the three factors included in ASC 606-10-25-21:

a.	Significant integration service

As these systems are unique to each customer, this integration work requires significant integration services in order for the ATM or POS to operate pursuant to the customer's required specifications. The Company considers these services inputs and therefore inseparable because they are a substantial part of the Company's contract with the customer as the solution would not meet the customer specifications. These integration services require specialized knowledge in order for the solution to function with other systems owned by the customer. The customer would not be able to utilize the software without the integration services provided within the contract.

b.	Significant modification or customization

There is significant modification or customization work required for the ATM or POS to operate pursuant to the customer's required specifications. The customer specifications include direct marketing solutions, among other requirements, which the Company fully customizes. The Company also significantly customizes the ATM or POS solution to ensure integration among the different applications and systems included in the solution. The Company generally performs significant customization in order for the system to integrate with the customer's existing ERP, security or omnichannel infrastructure. These customization services require sophisticated software technicians in order for the solution to function with the customer's systems and software. The nature of the customization services also results in the software being significantly modified and customized. The customer would not be able to utilize the solution without the significant customization services provided within the contract.

c.	Highly interdependent or highly interrelated

The Company's services and software are highly interdependent since the software will not meet the customer specifications without the integration and customization services.

Understanding what a customer expects to receive as a final product is necessary to assess whether software and related integration and customization services should be combined and accounted for as a single performance obligation. Certain contracts contain a promise to deliver software and related integration and customization services, but the customer is not purchasing the individual items. Rather, the customer is purchasing the final software and services (the combined item or items) that those individual items (the inputs) create when they are combined. The Company concluded this fully integrated commercial solution is inseparable since its customers only benefit from the combined output, which includes both the intellectual property and the professional services.

The typical contract generally provides for a fixed fee for an integrated and customized software solution. The length of the Company's projects vary based on the complexity in the contract and can range from a few months to over a year. The percentage of the Company's consolidated net sales recognized from integration and customization of software represented approximately 1.3 percent and 1.1 percent for the six months ended June 30, 2018 and 2017, respectively. The percentage of the Company's consolidated net sales recognized from integration and customization of software represented approximately 1.3 percent and 1.2 percent for the three months ended June 30, 2018 and 2017, respectively.

The Company acknowledges the Staff’s comment and will revise its revenue footnote beginning with the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 to provide additional clarification. For the Staff's reference, we have included the proposed revised disclosure below which we will include in the discussion of the nature of goods and services:

The Company considered ASC 606-10-32-34(c)(2), which provides the criteria that "the entity has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain)." The Company considers software as capable of being distinct, although it is not distinct in the context of the contract. Since the Company does not sell its software on a stand-alone basis, there is limited history to accurately establish a stand-alone selling price. The Company does not have an established standalone selling price for its software.

Additionally, the Company considers the customization of the intellectual property significant since the professional services integrate the commercial solution with the customer's existing infrastructure. Although the services are capable of being distinct, they are not distinct within the context of the contract. The Company concluded this fully integrated commercial solution is inseparable since its customers only benefit from the combined output, which includes both the intellectual property and the professional services. The percentage of the Company's consolidated net sales recognized from integration and customization of software represented approximately [ ] percent for the three and nine months ended September 30, 2018 and 2017.

***
We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please do not hesitate to contact the undersigned at 330-490-6857 or Keith A. Twiggs, Vice President and Corporate Controller, at 330-490-3851.

Sincerely,

/s/ Jeffrey Rutherford
Jeffrey Rutherford
Interim Chief Financial Officer
(Principal Financial Officer)